OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 38.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **September 6, 2005**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	000-20412	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	V6C 2T7
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

a. The Company, a manufacturer of proprietary fire-resistant building materials, is pleased to report the release of a revised Internet-website: "International Barrier Technology, Protecting People and Property From Fire". The website may be found at: www.intlbarrier.com. Further details are available in the Company's press release dated July 18, 2006 that is attached hereto and incorporated by reference.

b.   In August 2005, the Company engaged Dutton Associates, a California-based independent securities research firm, to provide publicly available research reports on the Company. There initial report was published September 6, 2005, with six subsequent updates. The Dutton Associates website may be found at http://www.jmdutton.com/index.html. Their reports are attached hereto and incorporated by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

> 99.1   Press Release, July 18, 2006
> 99.2   Dutton Associates Research Report, September 6, 2005
> 99.3   Dutton Associates Update Report, January 13, 2006
> 99.4   Dutton Associates Research Notes, March 9, 2006
> 99.5   Dutton Associates Research Notes, March 16, 2006
> 99.6   Dutton Associates Research Notes, May 11, 2006
> 99.7   Dutton Associates Research Notes, July 8, 2006
> 99.8   Dutton Associates Update Report, July 14, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 2, 2006   International Barrier Technologies Inc.
                         (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1



News Release
For Immediate Release:
July18, 2006

International Barrier Technology - Fire Resistant Building Materials Company Releases New Internet Website

Watkins, MN; Vancouver, BC July 18, 2006 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report the release of a revised internet website*: International Barrier Technology, Protecting People and Property From Fire."* The website may be found at: www.intlbarrier.com.

"The website has been designed to allow for convenient access to important information regarding our award winning products and recent business developments" reports Melissa McElwee, Barrier's Manager of Corporate Communications and Investor Relations. "Those interested in finding current information about utilizing Blazeguard products, investing in the publicly traded company, or global licensing opportunities, will find use of the website to be informative and useful". Navigation through the website facilitates the ability to: learn about Barrier's investment and licensing opportunities; view a demonstration of Blazeguard's fire resistive properties; gain access to Product Data Sheets; and, contact Barrier's Customer Service Department to request additional information and literature.

A history of the company, its leaders, and a timeline of milestones is provided. In addition, links to independent research analysis, current stock price, and news, allows interested readers the ability to view information on the opportunities Barrier presents for the future.

About International Barrier Technology Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard customers include already include many of the top multifamily homebuilders, and commercial modular building manufacturers, in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.

_____
Michael D. Huddy
President, Director

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

Exhibit 99.2



DUTTON ASSOCIATES
INDEPENDENT RESEARCH

RESEARCH REPORT

Gerald F. LaKarnafeaux, CFA
jerry@jmdutton.com

International Barrier Technology, Inc.   September 6, 2005

Symbol (OTCBB, TSXV)	IBTGF, IBH	Fiscal Year Ending: June 30								
Industry:	Building Supply	Year		EPS		P/E		REVS		PSR
Recent Price: *	$0.70	2003 A	$	---	---	-	$	1.7	11.5	x
52-Week Price Range:	$0.47 - $0.87	2004 A	$	(0.02)	---	-	$	3.1	6.3	x
Target Price (12 months):	$1.44	2005 E	$	(0.03)	---	-	$	4.4	4.5	x
Avg. Daily Vol. (30 day):	85,800	2006 E	$	0.01	70.0	x	$	8.2	2.4	x

Balance Sheet Data 3/31/05 (mil)			Ownership and Valuation			Current Rating History		
Cash Equivalent:	$	2.0	Shares Outst. (mil):**		27.9	Date Assigned:		9/6/05
Working Capital:	$	2.1	Inside Ownership:		32%	Price at Rating:	$	0.70
Long-Term Liabilities:	$	0.5	Institutional Ownership:		15%	Original Price Target:	$	1.44
Shareholders' Equity:	$	4.3	Equity Market Value (mil):	$	19.5	Time Frame:		12 months

*   As a Canadian company all Company filings are in Canadian funds. In this report all amounts have been converted into U.S. funds at the appropriate rate.

**   34,173,825 fully diluted

Initial Report


Rating: Speculative Buy


Basis for Rating

International Barrier Technology (Barrier) produces and markets Pyrotite, a proprietary chemical formulation that has fire-retardant properties. Based on the following considerations, which are discussed in greater detail later in this report, we are initiating coverage of this company with a **Speculative Buy** rating.

- Barrier will soon have a substantial increase in efficient production capacity when expansion of its Watkins, Minnesota, 10-year-old facility is completed. Rated capacity will increase from 8 million square feet to 50 million square feet. Annual sales of $40.7 million are a reasonable expectation when the facility reaches capacity in fiscal 2008. By comparison, in fiscal 2005 the Company sold 5.1 million square feet of product and generated $4.4 million in sales.

- It was determined in the late 1980s that fire retardant-treated (FRT) plywood, the multifamily roof-decking market's leading product, failed over time when chemicals engineered to consume the wood before burning were activated by high temperatures caused by exposure to sunlight. This caused an industry crisis, but it was an opportunity for Barrier's Blazeguard® roof decking – first as a replacement for failed FRT installations and then in new construction projects, where Blazeguard is becoming the preferred product over FRT plywood.

- The Company has established relationships with major distributors and building contractors. Also, it has contracted with three independent representatives and added to its internal sales capability by hiring a national sales manager. As the new capacity becomes available additional distributors and contractors will be sought.

- The Company has an array of new products, several of which will be introduced when the new production capacity is available and the new production technology provides the opportunity to produce "smooth surface" panels. These products will address the Company's existing markets and will provide opportunities in new markets. The Company is addressing market segments where demand is measured in multimillion square-foot increments. All of Barrier's new capacity can be utilized even while the Company's market share in the major segments is relatively small, at least over the intermediate term.

- The industry is driven by third-party approvals that are relied on by contractors and local and regional building code officials. On August 29, Barrier received specific approval in an evaluation report authored by the International Code Council (ICC). The ICC evaluation report will permit Barrier to sell in the large Western states market.

- Having acquired the Pyrotite technology, the Company is now free to enter into lucrative license agreements, both domestically and internationally.

- It could be argued that the Company has been in a protracted development stage for the past 10 years. However, with the new efficient production capacity and a distribution network in place, we believe Barrier is positioned to record substantial and profitable volume gains over the next several years.

- The Company and its principals have demonstrated an ability to raise capital.

- The Company's experienced management team members have successful track records.

Company Background

Barrier produces and markets Pyrotite, a proprietary chemical formulation that has fire-retardant properties. When applied to plywood or other building material substrates such as Oriented Strand Board (OSB) or particleboard, the end product, branded as Blazeguard, prevents ignition and the spread of flames and smoke. The end product is stronger than competing material. Importantly, it does not mold or mildew. It is a nontoxic, noncombustible, inorganic chemical formulation. The base component is a powder, which is mixed with a liquid and chopped fiberglass. The mixture is cured and applied or bound to a plywood panel or other substrates to form a solid coating. Notably, the substance contains molecularly bound water. The water molecules are released and vaporize when exposed to the high temperatures of a fire but below the kindling temperature of the plywood substrate. It exceeds building code fire-retardant standards by a wide margin.

In the mid-1980s Pyrotite Corporation, a privately held Florida-based company formed by the inventor of the technology and a group of investors, granted Barrier the Canadian rights to Pyrotite. In 1986 Barrier effected a $1.2 million IPO to fund the further development and commercialization of the technology. In 1989, Barrier entered into a development venture with Weyerhaeuser. Barrier and Weyerhaeuser saw an opportunity in the market when serious flaws were uncovered in a major market segment's dominant product, FRT plywood. Weyerhaeuser was responsible for conducting performance tests and obtaining building code approvals and evaluation reports for the product trademarked Blazeguard. In 1992, due to a corporate restructuring, Weyerhaeuser sold its interests in the Pyrotite project to Barrier. Michael Huddy, Ph.D., who was on the Weyerhaeuser development team, left that company to join Barrier as president of U.S. operations. Barrier Technology Corporation, a U.S.-based subsidiary owned by International Barrier Technology, was formed in 1993.

In 1996 the Company secured certain of the U.S. rights from Pyrotite Corporation. Dr. Huddy established a U.S.-based manufacturing operation in Watkins, Minn., where a 22,000-sq.-ft. production facility, funded by industrial development bonds, was built. (The facility was upgraded in 2000.)

Also in 1996, Dr. Huddy was elected President and Director of International Barrier Technology.

Since the late 1990s the Company has secured relationships with major distributors, builders and independent representatives. Several independent sales representatives were established in Florida and the Northeast.

In early 2004 Barrier purchased the Pyrotite technology for $1.0 million from Pyrotite Corporation, which had acquired the technology from the original inventors. Barrier's purchase included all patents, trademarks and process know-how for Pyrotite worldwide. Also in 2004, the Company began a major expansion of the Watkins production facility that should increase production capacity from 8 million square feet to a total of approximately 50 million square feet. Completion of the $2.8 million expansion project is planned for October 2005. The source of funding for the plant construction was two private placements in 2004, which generated an aggregate of $2.6 million. In the event of a shortfall for completing the production line, funding will come from internally generated cash flow or conventional bank financing. Barrier has recently secured a $500,000 revolving line of credit from a regional bank. Since its inception, the Company has raised equity capital of $13 million including the IPO.

Plant Expansion

The Company is soon to have a substantial increase in production capacity. The Company's existing facility is 10 years old and has limited volume capacity of eight million square feet, on a one-shift basis. To reach its market growth potential the Company requires substantially more capacity. To this end, the Company is in the latter stages of adding capacity that will increase production volume by close to five times above the current level.

In October 2004 the Company broke ground for the expansion of the existing 22,000-square-foot Watkins production facility. The expansion includes the addition of 15,000 square feet of space and an additional production line. Operating at two and one half shifts (or one blended shift with two 10-hour segments) the new capacity should reach 38 million square feet annually. That level of volume and the eight million square feet of production capacity of the existing line should convert into annual sales of approximately $40 million U.S. The aging equipment on the existing production line will continue to operate on a single-shift basis. It will be utilized in peak demand circumstances, for special orders and for research and development. Total capacity will be 50 million square feet. The new production line is expected to be operational in the fourth calendar quarter of 2005.

The production line of the Company's Blazeguard products includes coating equipment, curing ovens and an automatic conveyor system. The new line will be considerably more efficient and less labor intensive compared to the existing line. Also, production improvements will materially reduce waste and spoilage, which have amounted to approximately 20% of raw material costs. Additionally, the Company will be able to create a "smooth surface" panel, which has proven to be required in most targeted interior wall panel applications; this is an emerging market of significance for Barrier.

Opportunity to Capitalize on the Failure of FRT Roof Sheathing

During the 1970s and 1980s, FRT roof sheathing was the fastest-growing fire-retardant building material for multifamily installations. The product is a sheet or panel of plywood that is treated with fire-retardant chemicals. The waterborne chemicals are applied under pressure and permeate the plywood substrate. FRT installations peaked at 160 million square feet in 1987. In the mid-1980s, installations of FRT plywood roof decks began to deteriorate as a result of solar radiation. When the FRT plywood was heated by exposure to the sun the embedded retardants were activated and negatively impacted the structural integrity of the plywood. When the failure of FRT installations was broadly recognized, sales of FRT products dropped significantly. Had it not been for the flaws in the performance of the material, FRT sales might have exceeded 200 million square feet annually.

The failed installations resulted in class action lawsuits of approximately $6 billion. It has been estimated that 375 million square feet of FRT installations had to be replaced. The failure of FRT gave Barrier the opportunity to enter the market by selling a replacement for FRT. A third-generation FRT product has been introduced and is still the leading seller because of its low price and the perceived absence of an alternative product. However, the reputation of the product has been tarnished and the market is susceptible to an alternative product. Barrier's products are viewed as such an alternative to FRT because of its competitive price and superior performance. However, Blazeguard has had only limited market exposure. The market is fragmented. A number of companies have dropped out of the market since the FRT failures due in part to the potential liability. There are now two entities that combined have a dominant share of the FRT market: a chemical company supplying formulations that sells to about 20 regional licensee treatment plants and a second company that has several licensees and five treatment plants.

The past crisis in the FRT market has been an opportunity for Barrier. (In fact, the FRT failure was what motivated Weyerhaeuser to venture with Barrier in the early 1990s.) Barrier's primary application has been roof-deck assemblies for multifamily housing. This is the market most impacted by FRT failures. In the past Barrier has achieved meaningful sales from the FRT replacement market. In the late 1990s approximately 90% of Barrier sales were from replacements of flawed FRT installations. However, sales of Blazeguard products for new roof-deck installations are now more important than the replacement market. In fiscal 2005 85% of FRT sales were for new installations.

Since Barrier will soon have a significant increase in production capacity, Blazeguard is, arguably, a strong candidate to capture a larger share of the multifamily roof-decking market because of its superior characteristics relative to FRT. The challenge is to build awareness in the marketplace through an enlarged sales and distributor presence.

Relationships with Major Distributors and Builders

The Company's marketing efforts are focused on segments of the building community that include building code officials, builders, architects and specifying engineers. The Company reaches the market by way of distributors, independent sales reps and the Company's internal sales structure.

After the required tests and approvals were achieved and the original Watkins facility was completed in 1996, Barrier moved aggressively to establish a network of distributors and major national builder customers. The Company was successful in establishing relationships with national distributors, including a Lowes Companies subsidiary, The Contractor Yard; ABC Supply and its affiliate, Mule-Hide Products, Inc.; Stock Building Supply; and Builders First Source. Stock Building Supply and Builders First Source, with their distribution centers, are the largest "direct" suppliers to builders in the United States. These distributors have sales in the multibillion dollar range. All four distributors will be instrumental in helping Barrier generate sales beyond existing geographical markets and in those states west of the Mississippi.

The four contractor customers are among the top five in the United States. They are participating in the markets growing most rapidly, particularly in the Southeast, the Southwest, California and Texas. Barrier will benefit as the states in the west increase their fire-retardant requirements pursuant to the new ICC standards, discussed in more detail later in this report.

Table 1: Barrier Distributors and Builders

Category	Number of States	Locations/Markets
Distributors		
The Contractor Yard*	12	41
ABC Supply	40	280
Stock Building Supply	30	255
Builders First Source	11	80
Builders		
Centex	25	90
KB Homes	12	39
Lennar	17	50
D.R.Horton	23	71

* Lowes took about two years to perform due diligence before approving the Blazeguard® products. Lowes de-listed FRT, the competing product. However, Lowes sales of Blazeguard® products through the company's retail home centers stores are nominal. Barrier's sales were through The Contractor Yard, a Lowes subsidiary. The Contractor Yard was sold by Lowes to Strobers (an emerging building products distribution chain) in early 2004. In late 2004 Strobers acquired Moore Lumber. Fifteen of the Moore locations were combined with The Contractor Yard. The addition of the Moore units is reflected in Table 1. With an entrée provided by The Contractor Yard, Barrier may, over time, add Strobers' 45 locations to its list of distributors.

Source: Company web sites.

In 2001 the Company contracted with Mule-Hide Products, a subsidiary of ABC Supply, the largest wholesale distributor of roofing products in the United States. Mule-Hide services the commercial modular building market. Barrier worked with Mule-Hide for two years to develop a private label roof-deck system that met the newer, more stringent code requirements for wind lift and fire ratings. The product is applied to roofs of prefabricated modular buildings purchased or rented for construction sites, schoolrooms, and semi permanent uses. In 2005 Mule-Hide was responsible for 40% of Barrier's sales or two million square feet of roofing surface. Continued growth through Mule-Hide is expected, particularly in the Western states.

The Company has contracted three independent sales representatives. Two are servicing Florida, a large multifamily construction market. A representative based in Richmond, Virginia, was contracted to cover the mid-Atlantic states. It is anticipated that Texas and the upper Midwest will be the next markets the Company will enter with an independent representative. The Company has also hired a national sales manager. In addition to his national sales management responsibilities, he will effect sales in the Company's home markets of Chicago and Minnesota.

The Potential of Existing and New Products is Small Relative to the Size of the Markets

The Company's products can be used for building components that include roof sheathing, exterior siding and fire-rated wall assemblies. Most building substructures that require a thermal barrier or a flame-rated interior wall surface represent a potential opportunity for Blazeguard. The three targeted construction market types are single-family residential, multifamily residential and commercial. The Company's traditional applications have been multifamily, although the relationship with Mule-Hide is increasing the importance of the commercial market because of its sales to the commercial modular market. Barrier intends to work with Mule-Hide to transfer the success in commercial modular applications to the very large market area of general commercial construction. While there are selective opportunities in single-family homes, they are relatively limited because of the fewer fire-retardant code requirements. The new product opportunities include interior wall panels, structural insulated panels and additional fire-rated wall assemblies. There are also significant opportunities for specialty applications for Pyrotite, including electrical equipment panels; remote equipment shelters; fire-rated packaging (especially military ammunition boxes), shelving and the direct application of coating to a variety of substrates. While the Company has lacked the financial and human resources to pursue more than a limited product development program, it intends to pursue all of these targeted applications in the future.

The competing materials now in the market by product category are as follows:

- **Multifamily Roof Decks (MRD)** –FRT plywood, fire-rated gypsum board (TypeX).
- **Fire-Rated Wall Assemblies** – Fire-rated gypsum wallboard (TypeX), masonry, cement fiberboards.
- **Commercial Roof Decks** – Steel roof decks, cement-fiberboards.
- **Interior Wall Panels** – Fire-retardant plastic overlays, fire-rated high-pressure laminate overlays (melamine and Formica), intumescent paints.
- **Structural Insulated Panels (SIPs)** – Fire-rated gypsum wall board.

Table 2 displays Barrier's potential volume growth and its relative size in markets that in the aggregate are approximately 570 million square feet. In spite of the rapid growth, Barrier will still be a small factor in its markets. An estimate of Barrier's unweighted future market share is 4%.

Table 2: Barrier Potential Sales by Product Category vs. Market Size

Product Category	2005 E M. Sq. Ft.	2007 E M. Sq. Ft.	Approx. Mkt Size M. Sq. Ft.	2007 Mkt Share
Traditional Markets				
Multfamily Roof Decks*	3.005	8.0	250.0	0.030%
Fire-Rated Wall Assemblies	0.075	2.0	200.0	0.01%
Total Traditional Markets	3.08	10.0	450.0	0.02%
Modular Commercial Roof Decks	2.01	8.0	50.0	0.16%
Interior Wall Panels	0	2.0	20.0	0.10%
Structural Insulated Panels (SIPS)	0.3	2.0	50.0	0.04%
Misc	0.4	1.0	Indeterminate	na
Total	5.79	23.0	570.0	0.04%

* This table excludes the remaining replacement market for failed FRT installation.

Source: International Barrier Technology and Dutton Associates.

It could be argued, as a number of economists have, that the market for residential housing is approaching bubble proportions due to the "irrational exuberance" in a number of regional markets. Considering Barrier's small market share and its aggressive marketing the Company may not experience a slowdown in sales even in a declining housing market.

Barrier Now Has Access to Markets in the Large Western States

Fire-retardant building materials must meet strict standards prescribed by local and state building codes. Products are fire-rated based on their "burn- through" resistance (measured in minutes or hours) and by their resistance to flame and smoke propagation. Products must be independently tested to prove they are in compliance with code standards. Local building code officials rely on these third-party testing labs and also on evaluation service agencies.

Until 2000, three evaluation agencies provided, on a regional level, independent product evaluations to determine that specific products followed particular model building code requirements:

- **Building Officials and Code Administrators International (BOCA)** represented code official in the Eastern and Midwestern United States. It administered the National Building Code.

- **International Conference of Building Officials (ICBO)** represented code officials in the Western United States. It administered the Uniform Building Code.

- **Standard Building Code Congress International (SBCCI)** represented code officials in the Southern United States. It administered the Standard Building Code.

In 1994, the three regional agencies formed a single national agency (while maintaining all three original offices), the International Code Council, for the purpose of developing a single set of national construction codes. The resulting document, the International Building Code (IBC), published in 2000 and in the process of being implemented, has particular relevance to Barrier. ICBO, the evaluation agency covering the states west of the Mississippi, including the growth areas of the Southwest, Texas and California, historically has not required a flame spread rating for multifamily residential roof-deck applications, a major market for Barrier. The new IBC code includes such fire ratings. On August 29, 2005, Barrier received the ICC evaluation report. The report specifies that Blazeguard products have passed all required independent lab tests and that a production quality control program is in place. The quality control program is monitored quarterly by independent testing laboratories such as Underwriters Laboratory, Inc. This evaluation report will open the large Western market for Blazeguard products. Barrier already has a distribution network in Western states through the Company's existing national distributors.

Potential to Enter into Lucrative License Agreements

In May 2004, Barrier acquired the worldwide rights to the Pyrotite technology from the venture firm that had acquired it from the original Pyrotite Company. The price was $1 million. The technology includes domestic and foreign patents, trademarks, trade secrets and manufacturing know-how. The transaction has resulted in the elimination of royalty payments of 3% of sales with a minimum annual royalty of $50,000. More important, ownership of Pyrotite will enable the Company to enter into both domestic and international license agreements. These agreements will give the Company an alternative to building additional plants when the Watkins facility is operating at full capacity. Expressions of interest have been received from manufacturers in the United States, China, Saudi Arabia, Mexico, Ireland, Great Britain and New Zealand. The Company may initially seek international licensees who would not be competitors in the domestic market.

During the negotiation for the technology purchase, Pyrotite Corporation elected to retain the ownership of a patent developed by Barrier (issued in 1996) for the "integral" treatment of OSB. While Barrier treats wood panels by applying a layer of the Pyrotite material to the surface of the panel, the "integral" process treats the flakes of OSB before they are pressed together into a panel. Should Pyrotite Corporation be successful in bringing such a product to market in the United States, Barrier would receive a 3% royalty on gross application sales, a 10% royalty on all Pyrotite raw material sales and a 40% royalty on any license fees Pyrotite Corporation should receive. There are still considerable manufacturing hurdles to overcome before the process is commercialized.

Logical domestic candidates to enter into license agreements with Barrier would be those OSB manufacturers who operate smaller, aging production facilities. OSB is a commodity product that carries low margins. There is an industry trend toward the construction of large capacity plants (one billion square feet per year). Smaller plants (250 million square feet per year) are at a competitive disadvantage on a cost basis. The addition of higher margin Blazeguard products would make these smaller plants more economical to operate and therefore more competitive.

A possible license model would be a front-end payment in the neighborhood of $1 million and a royalty of at least $0.03 per square foot sold by the licensee. The basis for the royalty would be 30% of the incremental gross profit provided by Blazeguard® product sales, which is within industry practice. The Company has estimated this to be within the range of $0.10 to $0.12 per square feet. Minimum volume levels would be built into the agreements. The Company has estimated that a single licensee could provide Barrier with $750,000 in pre-tax income. The Company has targeted five international licensees by 2010.

Barrier to Record Substantial and Profitable Volume Gains Over the Next Several Years

Barrier has shown progress in operating results in recent years. Growth has been impressive in terms of percentage gains but the absolute dollars are modest relative to the potential over the intermediate term. However, the increases in market share and the utilization of new capacity will have a materiel impact on future results. This is illustrated in Table 3 for the years 2006 through 2008. The years 2006 and 2007 assume production of 10 million square feet and 23 million square feet, respectively. In 2008 full capacity utilization would yield 50 million square feet or sales of $40.7 million with net income of $12 million, or about $0.35 per fully diluted share. The 2008 projection is based on management's guidance that considers the Company's network of distributors and builder customers and its small market share relative to the size of the markets being addressed.

Table 3: Selected Operating Results

($Mil)

	2008E	2007E	2006E	2005	2004	2003	2002
Revenues	$ 40.679	$ 19.100	$ 8.174	$ 4.377	$ 3.062	$ 1.668	$ 1.238
Net Income	$ 12.133	$ 4.416	$ 0.363	$ (0.100)	$ (0.302)	$ 0.035	$ (0.244)

Source: 2002 – 2004 Company filings; 2005 – 2007 estimates; Company and Dutton Associates.

For an unconsolidated operating projection for the years 2006 and 2007in greater detail, we provide Table 4.

We offer a comment with respect to gross profit margins. It should be mentioned that the substrate component of a finished panel is included in gross revenues. The substrate is a major part of revenues. In fact it may be as high as 44% of revenues. The substrate is a commodity that fluctuates frequently in price based on market supply/demand factors. It the largest single line item in cost of goods sold. For competitive reasons, other than a small handling fee of about 6.7%, it is not marked-up above cost. Consequently, gross profit margins as a percent of revenues, at approximately 20%, are relatively low. The profit is in the value-added Pyrotite coating which carries a gross profit of approximately 40% of revenues. Although the substrate influences the percentage of revenue of gross margins, it does not materially impact the bottom line in absolute dollars.

Table 4: U.S. Subsidiary Estimated Operating Results 2005 2007
($Mil except per share)

	Q1 '05	Q2 '05	Q3 '05	Q4 '05e	Yr '05e	Q1 '06e	Q2 '06e	Q3 '06e	Q4 '06e	Yr '06e	Yr '07e
Product Sales	1.07	1.041	1.197	1.069	4.377	1.351	1.366	1.688	3.770	8.174	19.100
Cost of Goods Sold	0.828	0.843	0.939	0.852	3.462	1.117	1.172	1.413	2.835	6.537	13.093
Gross Profit	0.242	0.198	0.258	0.217	0.915	0.233	0.194	0.275	0.935	1.638	6.008
SG&A	0.204	0.243	0.246	0.322	1.015	0.360	0.301	0.305	0.287	1.252	1.437
Operating Income	0.038	-0.045	0.012	-0.105	-0.1	-0.126	-0.107	-0.030	0.649	0.385	4.571
Pre Tax Income	0.038	-0.045	0.012	-0.105	-0.1	-0.126	-0.107	-0.030	0.649	0.385	4.571
Income Tax	0	0	0	0	0	0.000	0.000	0.000	0.022	0.022	0.155
Net Income	0.038	-0.045	0.012	-0.105	*-0.100	-0.126	-0.107	-0.030	0.627	0.363	4.416**
Per Share Income	0.001	-0.002	0	-0.003	-0.004	-0.005	-0.004	-0.001	0.020	0.010	0.160

*Excludes stock-based compensation and amortization totaling $800,000.
**Excludes estimated net license income of $850,000 in 2007

Source: International Barrier Technology and Dutton Associates.

The Company Successfully Accesses Capital Markets

The chronic problem confronting early-stage or developing companies is the inability to access capital. In our experience, undercapitalization is the cause of the demise of such companies regardless of their promise. Although the Company has had periods of capital shortages, in general, Barrier is an exception to most early stage and developing companies. The Company has been fortunate in that its two founders since 1986 have been able to attract capital from a number of sources. The first source has been their personal resources. Second, the founders have successfully solicited participation from their circle of business associates and other individual investors. Also, brokerage firms in Canada have effected public and private offerings. More recently, an institutional venture group, Carl Marks, based in New York, has made a substantial equity commitment in several private placements. The classes of the securities issued by the Company include common stock, units of stock and warrants, stock options and debt conversions.

The following table displays the historical record of money raised since inception. The table is divided into two time-frames: an organizational and development phase and the operational phase since the Watkins production facility came on stream. It should be noted that as the Company has progressed, it has been able to raise money in larger increments. Close to half of the capital raised since 1996 has been achieved in the past two years.

Table 5: Historic Capital Generation

Type of Financing Transaction	US$
A: Inception to June 1996	
Seed	313,005
IPO	1,160,250
Private Placements	3,859,797
Stock for Debts	182,734
Options and Warrants	665,876
Technology Transfer	468,650
Subtotal Inception to June 1996	6,650,312
B: July 1996 to August 2005	
Private Placements	4,491,392
Options and Warrants	1,394,202
Stock for Debts	544,811
Subtotal July 1996 to August 2005	6,430,405
Total A & B	13,080,717

Source: International Barrier Technology and Dutton Associates.

The result of the various offerings is seen in the current capital structure. It should be noted that the warrants and options totaling 6,278,500 underlying shares represent a source of future capital if and when they are exercised.

Table 6: Summary of Share Capital as of August 8, 2005

Issued	27,895,325
Options	1,908,500
Warrants	4,370,000
Fully Diluted Shares	34,173,825

Source: International Barrier Technology.

Considering the past success in capital formation and the potential of exceptional earnings growth reasonably anticipated in the future, it would seem likely that the Company will continue to be able to generate outside capital if required. This optimistic conclusion mitigates (but does not eliminate) the otherwise speculative character of Barrier's common stock.

Experienced Management Team with Impressive Track Record

The Company has progressed from a start-up with limited production capacity to an established participant in the building materials industry. The key person for the Company's success to date has been CEO Michael Huddy, Ph.D. Most of the major accomplishments of the Company since his employment, with the exception of capital raising, have been the results of his efforts. The exceptional success of capital raising has been the function of the two founders and directors, David Corcoran, CFO, and Victor Yates. Corcoran, a Chartered Accountant and entrepreneur, has had corporate sales, marketing and product distribution experience. He is also responsible for Barrier's Canadian and U.S. security filings and investor relations.

Prior to joining Barrier in 1993, Dr. Huddy was a part of the Weyerhaeuser R&D group that was established to develop the Pyrotite-based Blazeguard products. His other positions at Weyerhaeuser included the Architectural Products Group and General Manager of the Northwest Hardwoods business segment. Before joining Weyerhaeuser he was with Crown Zellerbach Corporation in various capacities, including Research Division Manager. He earned his Ph.D. in natural resource economics from Michigan State University, with a minor in business management.

From 1993 until 1997, Barrier's impressive operating track record as a developing company was due primarily to the efforts of Dr. Huddy, who operated with little professional assistance in the U.S. operation. The current Production Supervisor, Vaughn Zoller, joined Barrier in 1997. In 2003 the corporate staff was further expanded in key administrative areas, freeing Dr. Huddy from day-to-day operational and administrative functions to focus on marketing initiatives, including the pursuit of distributors, recruitment of licensees and new product development. In 2003 an Administration Director for U.S. Operations, Melissa McElwee, was hired. Ms. McElwee has a B.A. in finance and experience in the financial services industry. In 2004 Janice Loebel was hired as General Manager. Ms. Loebel has considerable management experience, including positions with P&L responsibilities. Her credentials include an M.B.A., a B.A. and an M.S. in engineering and an associate degree in chemistry. In June 2005 the Company hired James Kleinkeas as Sales Manager of US operations. Mr. Kleinkeas has more than 21 years in sales and sales management with a variety of companies. He earned B.A. degrees in business economics and in communications from the University of Minnesota.

Financial Position

The Company has not yet released its fiscal 2005 financials. The balance sheet as of March 31, 2005 shows cash of $2.02 million and working capital of $2.16 million. The Company's long-term obligation of $518,000 is primarily the lease related to the city of Watkins Industrial Bond financing of 1996, issued in connection with the construction of the Company's plant. At the end of the capital lease period in 2015, the property and building will become the sole property of Barrier Technology Corporation. At quarter's end, shareholder equity was $4.30 million or $0.16 per share.

Conclusion

We believe the quantitative and qualitative factors supporting our **Speculative Buy** rating are the reasons to anticipate good relative stock performance over the intermediate term. A group of 12, mainly small cap building-related stocks, is selling on average at 13.5 times earnings, with a range of 10.0 to 18.5 times earnings. In arriving at a target price for Barrier's stock we are assuming that Barrier will within 12 months sell at least above the average but below the high of the group. We believe 16x earnings is a reasonable multiplier. We are also assuming that the market will capitalize an annualized 2006 fourth fiscal quarter (ending June 30, 2006) of $0.09 per share ($627,000 times 4 divided by 27.5 million shares outstanding). The rationale for the latter assumption is that the 2006 fiscal fourth quarter will reflect the buildup of capacity utilization during the course of the year. Forty-six percent of projected 2006 sales are expected to occur in the fourth fiscal quarter. The resultant target price is $1.44 per share or approximately 100% above the current level.



J.M. Dutton & Associates ratings for IBTGF (Intl Barrier)
Closing Price Sep 02, 2005: 0.7

J.M. Dutton & Associates Current Ratings Distribution	
Rating	% Total
Sell	2.17
Strong Buy	18.48
Buy	21.74
Strong Speculative Buy	16.3
Speculative Buy	23.91
Neutral	15.22
Avoid	2.17

Analyst: Gerald F. LaKarnafeaux, CFA
During the past 40 years, Mr. LaKarnafeaux has held senior positions in international and regional investment banking firms as a securities analyst, portfolio manager and director of corporate finance. Mr. LaKarnafeaux is currently providing consulting services to early stage private and public companies in the areas of corporate valuation and capital formation. He has been an active member and officer of regional chapters of The Financial Analyst Society, The Corporate Finance Council and The American Society of Appraisers.

Analyst Certification:
I, Gerald LaKarnafeaux, hereby certify that the view expressed in this research report accurately reflect my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

International Barrier Technology Inc. 750 West Pender Street, Suite 604, Vancouver, V6C 2T7, Canada. Phone: 604-948-0687. Website: www.intlbarrier.com.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 3, El Dorado Hills, CA 95762. Phone: (916) 941-8119, Fax (916) 941-8093.

Information, opinions or recommendations contained in Dutton Associates' research reports or research notes are submitted solely for advisory and information purposes. The information used and statements of fact made have been obtained from sources considered reliable but we neither guarantee nor represent the completeness or accuracy. Such information and the opinions expressed are subject to change without notice. A Dutton Associates research report or note is not intended as an offering or a solicitation of an offer to buy or sell the securities mentioned or discussed. Neither the Firm, its principals, nor the assigned analysts own or trade shares of any company covered. The Firm does not accept any equity compensation. Anyone may enroll a company for research coverage, which currently costs US $35,000 prepaid for 4 Research Reports, typically published quarterly, and requisite Research Notes. Dutton Associates received $35,000 from the Company for 4 Research Reports with coverage commencing on 09/06/2005. Reports are performed on behalf of the public, and are not a service to any company. The analysts are responsible only to the public, and are paid in advance to eliminate pecuniary interests and insure independence. Please read full disclosure and other reports and notes on the Company at www.JMDutton.com.

The views expressed in this research report or note accurately reflect the analyst's personal views about the subject securities or issuer. Neither the analyst's compensation nor the compensation received by Dutton Associates is in any way related to the specific recommendations or views contained in this research report or note.

Periodic Research Reports and Research Notes on this Company are available at our web site: **www.jmdutton.com**

Exhibit 99.3



DUTTON ASSOCIATES
INDEPENDENT RESEARCH

RESEARCH REPORT

Gerald F. LaKarnafeaux, CFA
glakarnafeaux@jmdutton.com

International Barrier Technology Inc.

January 13, 2006

Symbol (OTCBB)	IBTGF	Fiscal Year Ending: June				
Industry:	Industrial & Manufacturing	Year	EPS	P/E	REVS	PSR
Recent Price:	$0.75	2004 A	($0.02)	- - - x	$3.1	6.7 x
52-Week Price Range:	$0.50 - $0.95	2005 A	($0.03)	- - - x	$4.5	4.7 x
Target Price (12 Months)	$1.34	2006 E	$0.01	75.0 x	$8.1	2.6 x
Avg. Daily Vol. (3 mo.):	105,842	2007 E	$0.15	5.0 x	$19.1	1.1 x

Balance Sheet Data (mil)	09/30/05	Ownership and Valuation (mil)		Current Rating History	
Cash Equivalent:	$1.0	Shares Outstanding:	27.9	Date Assigned:	9/6/05
Working Capital:	$1.1	Inside Ownership:	32%	Price at Rating:	$0.70
Long-Term Liabilities:	$0.6	Institutional Ownership:	15%	Original Price Target:	$1.44
Shareholders' Equity:	$4.5	Equity Market Value:	$20.9	Time Frame:	12 Months

Notes: * The financial data in the table above are expressed in U.S. funds. The financial data in the text of this update report are in Canadian dollars as reported in the Company's filings, except as noted.

Update Report


Rating: Speculative Buy


Basis for Rating

International Barrier Technology (Barrier) produces and markets Pyrotite, a proprietary chemical formulation that has fire-retardant properties. In our initial report dated September 6, 2005, we listed the following nine reasons for our **Speculative Buy** rating:

1. There will be a substantial increase in production capacity within the next several months.

2. Blazeguard, the Company's branded proprietary fire retardant multifamily roof-decking product, has the potential to replace the flawed fire retardant-treated (FRT) plywood as the industry's product of choice.

3. The Company has, and is expected to continue to, expand its distributor, building contractor and sales representative base.

4. The expanded capacity will enable the Company to introduce new products into existing and new markets of substantial size relative to Barrier's current and projected market share.

5. The newly awarded (August 29, 2005) International Code Council (ICC) evaluation report will permit Barrier to sell into the large Western states market.

6. Having acquired the Pyrotite technology, the Company is able to enter into lucrative license agreements.

7. Over the near- and longer-term, the Company is positioned to record substantial growth in sales and earnings.

8. The principles have demonstrated capital generation capability.

9. An experienced management team is in place.

Operating Results for the First Fiscal Quarter Ending September 30, 2005

Table 1, below, displays the salient components of operating results in the first fiscal quarter in Canadian funds.

Table 1. First Fiscal Quarter 9/30/05 vs. 9/30/04
Summary of Operating Results (CN $mil)

Line Item	Q1 05	Q1 04	% Change
Sales	1.615	1.401	15.4
Cost of Sales	1.193	1.042	14.5
Gross Profit	0.423	0.358	18.2
Operating Expenses			
General & Administrative	0.039	0.063	-38
Sales, Marketing & IR	0.137	0.084	63
Wages and management fees	0.111	0.078	42
Stock Based Compensation	0.012	0.658	-82
Other Items, Net	0.087	0.082	6
Total Operating Expenses	0.386	0.965	-60
Net Income	0.037	-0.607	106
Non-cash Charges			
Stock Based Compensation	0. 012	0.658	-82
Amortization	0.065	0.068	-5
Working Capital Changes, Net	0.166	0.059	181
Operating Cash Flow	0.278	0.059	371

Source: Company filing; JM Dutton Associates

Sales

The Company achieved record sales in the first fiscal quarter ending September 30, 2005. Sales of $1.62 million were 15.4% over the comparable 2004 period. The favorable sales trend continued through in the month of November, which was higher by 34%. Sales for the first five months ending November 30, 2005, were up by 41.5%. Sales to the multifamily roof deck market in October were lower year to year due to the fall-off in orders during and shortly after the hurricanes in the Gulf area. Plywood and other substrate commodity prices spiked during the period causing a postponement of purchases. Demand resumed following a retraction in prices in November. Surface volume was 1.65 million sq. ft. in the September quarter up 37% over the 1.21 million sq. ft. in the first fiscal quarter of 2004. The increase in sales was achieved without the benefit of the new production line now scheduled to come on stream within the next two months. The higher sales were accommodated by the addition of a second shift in November.

The Company is soon to experience an increase in production capacity from the current eight million sq. ft. to 50 million sq. ft. at the Company's facility in Watkins, Minn. Until the new capacity comes on stream, it is unlikely that quarterly production can exceed two million sq. ft. The new production line will enable the Company to introduce new products and address new markets such as the 50 million sq. ft. Structural Insulated Panel market. This market segment requires a smooth interior surface that is unavailable with the current production method.

The exclusive relationship with Mule-Hide Products Co., Inc. and its access to the commercial modular market is proving to be a major source of growth. Sales to Mule-Hide in the first fiscal quarter increased by 122% and represented 53% of total sales.

The Company has added a sales representative in the Eastern US. This addition gives the Company coverage in the territories of eastern Pennsylvania, New Jersey, Maryland and Delaware. It is likely that in the next six months Barrier will add sales reps in Southern California and Texas. These fast growing residential town house markets in the Western United States have only recently been available to Barrier. In August 2005, the Company received the ICC evaluation report stating that Blazeguard products have passed all required independent lab tests and that a production quality control program is in place. This report was a requisite to the Company's entry into the Western states markets.

Gross Profit

Cost of goods increased from $1.0 million to $1.19 million compared to the prior-year period. The lower rate of increase relative to sales reflected the improved efficiencies as the Company increases its rate of capacity utilization. We estimate the current utilization rate to be at approximately 81%. Gross profit margins also benefited from the higher volume of Mule-Hide products in the sales mix. Mule-Hide panels require a reduced amount of coating resulting in lower raw material costs per square foot.

Operating Expenses

The Company's operating expenses of $386,000 were lower, primarily because of a substantial reduction of $646,000 in stock-based compensation (SBC). Before SBC, operating expenses in the 2005 period were $374,000 compared to $307,000 in the prior year's quarter. As shown in Table 1, above, the increase in operating expenses excluding SBC was due mainly to higher wages and increased sales and marketing expenses. The higher wages reflects the additions to the professional staff, primarily the sales manager hired in July 2005. These increases were partially offset by lower administrative costs.

Financial Considerations

From a financial perspective the September quarter was very satisfactory for several reasons. First, the Company was profitable. Net income was $35,761 compared to a loss of ($606,465). Cash flow from operations was $112,339 versus $118,427. Secondly, the Company obtained a bank line of credit in the amount of U.S. $500,000. There was a reduction in cash during the quarter in spite of the cash of close to $480,000 in the aggregate that was generated from operating cash flow and the exercise of options. The reduction in cash of $395,000 was due primarily to capital spending of $833,000 at the Watkins, Minn. production facility.

On September 30, 2005, cash and its equivalent and working capital were $1.17 million and $1.27 million, respectively. Long-term debt of $649,000 was mainly related to the capital lease that financed the Company's facility in Watkins, Minn.

Since September 30, 2005, the Company has raised approximately $841,000 through the exercise of warrants that resulted in the issuance of 1,127,000 shares of common stock in October and November. Following the issuance of 400,000 options, the fully diluted shares in mid December are 34,683,825 with 29,047,325 currently outstanding.

License Agreements

Since the Company acquired the world technology rights to Pyrotite in May 2004 there have been expressions of interest from potential licensees in China, Saudi Arabia, Mexico, Ireland, Great Britain and New Zealand. The Company's strategy has been to delay entering into agreements until the new production line is operational and all patents involving the process of Pyrotite production have been applied for. The goal of any agreements will to protect the technology, prohibit competition and provide for ongoing royalty payments.

We have not included royalty payments in our revenue projections. However, the long-term potential for global royalty income can be significant. The Company believes that a single licensee could provide $750,000 in pretax income although it may not be realized for three to four years.

Valuation

The first fiscal quarter was on track. In fact, it appears more likely than not that our estimates for the second and third quarters will be achieved. With the new capacity available in the third quarter, a 40% sales increase is a reasonable

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

expectation. The fourth quarter 2006 sales estimate of $3.77 million U.S., or 3.5 times the comparable fiscal 2005 quarter, is less certain. The issue will shift from capacity availability to market penetration. With the additional sales representatives mentioned above and the contemplated additions in the Western states markets, we believe the sales projection is reasonable. We are not prepared to offer quarterly estimates for fiscal 2007. However, a preliminary estimate for the year of $19.1 million US still stands. That sales level compares to the 2006 estimate of $8.1 million US. Table 2 below is a projection for the balance of the fiscal year by quarter.

Table 2. Operating Results, 2005 vs. Estimated 2006 and 2007
Fiscal Year Ending June 30 (US $mil)

	Q1 '05a	Q2 '05a	Q3 '05a	Q4 '05a	Yr '05a	Q1 '06a	Q2 '06e	Q3 '06e	Q4 '06e	Yr '06e	Yr '07e
Product Sales	1.07	1.041	1.197	1.069	4.377	1.351	1.366	1.688	3.770	8.183	19.100
Cost of Goods Sold	0.828	0.843	0.939	0.852	3.462	1.117	1.172	1.413	2.835	6.537	13.093
Gross Profit	0.242	0.198	0.258	0.217	0.915	0.233	0.194	0.275	0.935	1.637	6.008
SG&A	0.204	0.243	0.246	0.322	1.015	0.360	0.301	0.305	0.287	1.250	1.437
Operating Income	0.038	-0.045	0.012	-0.105	-0.1	-0.126	-0.107	-0.030	0.649	0.387	4.571
Pre Tax Income	0.038	-0.045	0.012	-0.105	-0.1	-0.126	-0.107	-0.030	0.649	0.387	4.571
Income Tax	0	0	0	0	0	0.000	0.000	0.000	0.022	0.013	0.155
Net Income	0.038	-0.045	0.012	-0.105	-0.1	-0.126	-0.107	-0.030	0.627	0.374	4.416

*Exclude estimated net license income of $850,000 in 2007
Source: Company guidance; JM Dutton Associates

Our rationale for establishing a target price for IBTGF shares is essentially unchanged from our September 6, 2005, Initial Report. We made the case that Barrier, given its superior growth potential, would sell above the average earnings multiplier of 13.5 times of a group of similar companies. However, the multiplier would be below the high PER of 18.5 times. We concluded that 16 times for IBTGF was reasonable. There has not been a substantial change, as a group, in the valuations of the same list of similar companies. The average multiplier is 12.9, down 6% from the 13.5 three months ago. The high is 12% below the high of three months ago. Considering the modest price declines of the group and the quarter of operating progress of Barrier since the prior valuation, we believe the 16 times multiplier is reasonable. Annualizing the fourth quarter per-share income of $0.021 multiplied by 16 results in a 12-month target price of $1.34, down slightly from $1.44; (the decline reflects the addition of approximately 1.5 million shares outstanding since the September 6 report).

Conclusion

In the preceding Valuation paragraph, we made a quantitative case for a future value of $1.34 per share for Barrier which is approximately 90% above the current market. We conclude with a qualitative statement that is perhaps more convincing ---that Barrier's stock has a considerable appreciation potential.

International Barrier Technology is a company in transition. In recent years the focus has been on increasing production capacity. Within several months rated capacity will increase from $8 million to $40 million in annual sales. Consequently the new focus will be on sales and marketing of the proprietary product Pyrotite. Since the markets the Company serves are substantial relative to Barrier's new capacity, the Company will be in a sharply rising growth curve for the next several years. In the current fiscal year we are projecting sales of $8.1 million, up from $4.5 million. Our preliminary sales projection for fiscal 2007 is $19 million, over four times the fiscal 2005 level and only 50% of capacity. We believe our target price of $1.34 per share will prove to be conservative when Barrier's growth potential is more broadly recognized.

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119



J.M. Dutton & Associates Current Ratings Distribution	
Rating	**% Total**
Sell	2
Strong Buy	20
Buy	15
Strong Speculative Buy	23
Speculative Buy	20
Neutral	17
Avoid	3

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

Analyst: Gerald F. LaKarnafeaux, CFA

During the past 40 years, Mr. LaKarnafeaux has held senior positions in international and regional investment banking firms as a securities analyst, portfolio manager and director of corporate finance. Mr. LaKarnafeaux is currently providing consulting services to early stage private and public companies in the areas of corporate valuation and capital formation. He has been an active member and officer of regional chapters of The Financial Analyst Society, The Corporate Finance Council and The American Society of Appraisers.

Analyst Certification:

I, Gerald F. LaKarnafeaux, CFA, hereby certify that the view expressed in this research report accurately reflect my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

International Barrier Technology Inc, 750 West Pender Street, Suite 604, Vancouver, V6C 2T7, Canada, 604-317-6984.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093

Exhibit 99.4

 **DUTTON ASSOCIATES**
INDEPENDENT RESEARCH

RESEARCH NOTE

International Barrier Technology Inc

Gerald F. LaKarnafeaux, CFA

Symbol (OTCBB)	IBTGF	Fiscal Year Ending: June				
Industry:	Industrial & Manufacturing	Year	EPS	P/E	REVS	PSR
Recent Price:	$0.72	2004 A	$-0.02	- - -	$3.11	6.5
52-week Price Range:	$0.50 - $0.95	2005 A	$-0.03	- - -	$4.47	4.5
Target Price (12 months):	$1.44	2006 E	$0.01	72.0	$8.13	2.5
Avg. Daily Vol. (3 mo.):	76,203	2007 E	$0.15	4.8	$19.1	1.1
		2008 N/A	- - -	- - -	- - -	- - -

Balance Sheet Data (mil)	09/30/2005	Ownership and Valuation (mil)		Current Rating History	
Cash Equivalent:	$1.0	Shares Outstanding:	27.90	Date Assigned:	9/6/2005
Working Capital:	$1.1	Inside Ownership:	32.00%	Price at Rating:	$0.70
Long-Term Liability:	$0.6	Institutional Ownership:	15.00%	Original Price Target:	$1.44
Shareholder's Equity:	$4.5	Equity Market Value:	$20.1	Time Frame:	12 Months

Rating: Speculative Buy

03/09/2006

International Barrier Technology Inc.

International Barrier has filed a 10QSB that covers the second fiscal quarter for the period ending December 31, 2005. This filing is an important milestone for the Company. Due to number of US shareholders which is now a majority, the Company is no longer deemed to be a foreign Corporation for US reporting purposes. Consequently, the Company must file 10QSB, 10KSB and all other disclosure documents with the SEC. We believe this new filing requirement is good news for investors who in the past have had to rely mainly on Canadian filings, which reported financial results in Canadian funds. There will be no need for tedious currency exchange exercises in the future. Our next quarterly update will be based on the recent 10QSB filing for the December 31, 2005 period.

We continue to rate International Barrier as a Speculative Buy.

Exhibit 99.5

 **DUTTON ASSOCIATES**
INDEPENDENT RESEARCH

RESEARCH NOTE

International Barrier Technology Inc

Gerald F. LaKarnafeaux, CFA

Symbol (OTCBB)	IBTGF	Fiscal Year Ending: June				
		Year	**EPS**	**P/E**	**REVS**	**PSR**
Industry:	Industrial & Manufacturing					
Recent Price:	$0.70	2004 A	$-0.02	- - -	$3.11	6.5
52-week Price Range:	$0.50 - $0.95	2005 A	$-0.03	- - -	$4.47	4.5
Target Price (12 months):	$1.44	2006 E	$0.01	70.0	$8.37	2.4
Avg. Daily Vol. (3 mo.):	72,936	2007 E	$0.15	4.7	$19.1	1.1
		2008 N/A	- - -	- - -	- - -	- - -

Balance Sheet Data (mil)	12/31/2005	Ownership and Valuation (mil)		Current Rating History	
Cash Equivalent:	$1.1	Shares Outstanding:	29.05	Date Assigned:	9/6/2005
Working Capital:	$1.3	Inside Ownership:	32.00%	Price at Rating:	$0.70
Long-Term Liability:	$0.6	Institutional Ownership:	15.00%	Original Price Target:	$1.44
Shareholder's Equity:	$4.8	Equity Market Value:	$20.3	Time Frame:	12 Months

Rating: Speculative Buy

03/16/2006

Undervalued !!

In spite of strong underlying fundamentals, the stock price of Barrier has traded in the low seventy cents area - the level we initiated at approximate six months ago. Our target price at that time was, and remains, $1.34 per share (adjusted for more shares outstanding). We expect this target price to be realized within the next six months as the market recognizes the progress the Company has made. We expect to establish a higher twelve month target price in our forthcoming quarterly update. The fundamental progress we refer to include the following.

1. The Company is now a US reporting Company that requires filing of 10QSB and 10KSB disclosing financials in US dollars. This requirement will improve the tracking of financial result.

2. Sales for the December 31, 2005 quarter were up 54.7% over the prior year period.. Gross profit was up 40.5%.

3. A patent pending was awarded on the Company's product and production technology. This permits the Company to produce and sell newly protected Blazequard products into new markets. The patent pending protection also allows the Company to solicit interest in license agreement with industry participants..

4. A national sales manager was hired and representatives were expanded in the Florida and northeast markets.

5. The new production facility will start production on March 31, 2006.

6. The new evaluation report issued by International Evaluation Service will permit the Company to sell into all national markets including the Western US market.

7. The Company issued common stock which generated $871,000 in cash.

We believe the progress listed has not resulted in commensurate appreciation. We believe the common stock of Barrier is undervalued and expect better performance over the next six months. We continue to rate the stock as a Speculative Buy.

Current Dutton Associates disclaimer and 17b disclosure information regarding International Barrier Technology Inc

for 4 Research Reports with coverage commencing on 09/06/2005. Reports are performed on behalf of the public, and are not a service to any company. The analysts are responsible only to the public, and are paid in advance to eliminate pecuniary interests and insure independence. Please read full disclosure and other reports and notes on the Company at **www.jmdutton.com.**

The views expressed in this research report or note accurately reflect the analyst's personal views about the subject securities or issuer. Neither the analyst's compensation nor the compensation received by Dutton Associates is in any way related to the specific recommendations or views contained in this research report or note.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093

Periodic Research Reports and Research Notes on this Company are available at our web site: **www.jmdutton.com.**



Exhibit 99.6

DUTTON ASSOCIATES
INDEPENDENT RESEARCH

RESEARCH NOTE

International Barrier Technology Inc

Gerald F. LaKarnafeaux, CFA

Symbol (OTCBB)	IBTGF
Industry:	Industrial & Manufacturing
Recent Price:	$0.73
52-week Price Range:	$0.51 - $0.95
Target Price (12 Months):	1.34
Avg. Daily Vol. (3 mo.):	61,936

Fiscal Year Ending: June

Year	EPS	P/E	REVS	PSR
2004 A	$-0.02	- - -	$3.11	6.9
2005 A	$-0.04	- - -	$4.38	4.9
2006 E	$0.01	73.0	$6.78	3.2
2007 E	$0.12	6.1	$16.4	1.3
2008 N/A	- - -	- - -	- - -	- - -

Balance Sheet Data (mil)	03/31/2006
Cash Equivalent:	$1.2
Working Capital:	$1.4
Long-Term Liability:	$0.5
Shareholder's Equity:	$5.1

Ownership and Valuation (mil)	
Shares Outstanding:	29.34
Inside Ownership:	32.00%
Institutional Ownership:	15.00%
Equity Market Value:	$21.4

Current Rating History	
Date Assigned:	9/6/2005
Price at Rating:	$0.70
Original Price Target:	$1.44
Time Frame:	12 Months

Rating: Speculative Buy

05/11/2006

Q3 Results

Barrier reported excellent results for the third quarter ending March 31, 2006. Highlights of the quarterly results are:

Sales increased by 53% to $1.83 million up from $1.31 million in the comparable prior year period.

Gross profit increased by 64% to $444,000 up from $270,000 in FY 2005.

Administrative cost increased by 48% to $350,000 in the quarter. As a percentage of sales administrative expenses were 19.2% compared to 18.5% in the prior year quarter.

Net Income, a record high, was $61,000 in the quarter compared to a loss in the FY 2005 third quarter of ($11,273).

Sales as measured by surface volume was up by 58% to 2,155,400 sq.ft.

Florida, Barrier's number one regional market at 43% of total sales, experience a 119% increase in sales volume from 510,000 sq. ft. to 1,118,100 sq.ft.

These results were achieved without the benefit of the new production line, which will not be making a material contribution until the first quarter of the 2007 fiscal year. The new line is still not operating at peak efficiency. The older line is operating at or near capacity. Consequently, fourth quarter sales growth above the $1.8 million sales level will be dependant on incremental volume in the month of June, the last month of the fiscal year, from the new high speed production line. Considering the delays in starting up the new line we are lowering our FY fourth quarter sales projection from $3.77 million to $2 million. In spite of the lower expectations for the fourth quarter we continue to rate the stock as a Speculative Buy considering the potential for significant sales and earnings growth in FY 2007. Our revised projection of operating results for the fourth quarter FY 2006 and full year FY 2007 will be presented in our forthcoming Update Report.

Current Dutton Associates disclaimer and 17b disclosure information regarding International Barrier Technology Inc

Information, opinions or recommendations contained in Dutton Associates' research reports or research notes are submitted solely for advisory and information purposes. The information used and statements of fact made have been obtained from sources considered reliable but we neither guarantee nor represent the completeness or accuracy. Such information and the opinions expressed are subject to change without notice. A Dutton Associates research report or note is not intended as an offering or a solicitation of an offer to buy or sell the securities mentioned or discussed. Neither the Firm, its principals, nor the assigned analysts own or trade shares of any company covered. The Firm does not accept any equity compensation. Anyone may enroll a company for research coverage, which currently costs US $35,000 prepaid for 4 Research Reports, typically published quarterly, and requisite Research Notes. Dutton Associates received $35,000 from the Company for 4 Research Reports with coverage commencing on 09/06/2005. Reports are performed on behalf of the public, and are not a service to any company. The analysts are responsible only to the public, and are paid in advance to eliminate pecuniary

interests and insure independence. Please read full disclosure and other reports and notes on the Company at **www.jmdutton.com.**

The views expressed in this research report or note accurately reflect the analyst's personal views about the subject securities or issuer. Neither the analyst's compensation nor the compensation received by Dutton Associates is in any way related to the specific recommendations or views contained in this research report or note.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093

Periodic Research Reports and Research Notes on this Company are available at our web site: **www.jmdutton.com.**



Exhibit 99.7

DUTTON ASSOCIATES
INDEPENDENT RESEARCH

RESEARCH NOTE

International Barrier Technology Inc

Gerald F. LaKarnafeaux, CFA

Symbol (OTCBB)	IBTGF
Industry:	Industrial & Manufacturing
Recent Price:	$0.72
52-week Price Range:	$0.57 - $0.95
Target Price (12 Months):	$1.34
Avg. Daily Vol. (3 mo.):	74,040

Fiscal Year Ending: June

Year	EPS	P/E	REVS	PSR
2004 A	$-0.02	- - -	$3.11	6.8
2005 A	$-0.04	- - -	$4.38	4.8
2006 E	$0.00	- - -	$6.61	3.2
2007 E	$0.10	7.2	$17.82	1.2
2008 N/A	- - -	- - -	- - -	- - -

Balance Sheet Data (mil)	03/31/06
Cash Equivalent:	$1.2
Working Capital:	$1.4
Long-Term Liability:	$0.5
Shareholder's Equity:	$5.1

Ownership and Valuation (mil)	
Shares Outstanding:	29.34
Inside Ownership:	32.00%
Institutional Ownership:	15.00%
Equity Market Value:	$21.1

Current Rating History	
Date Assigned:	9/6/2005
Price at Rating:	$0.70
Original Price Target:	$1.44
Time Frame:	12 Months

Rating: Speculative Buy

07/08/2006

International Barrier Technology (IBTGF OTCBB) Reports Record Fiscal Fourth Quarter Sales.

On July 7, 2006 Barrier released its fourth quarter (ending June 30, 2006) sales results. Sales were up over the prior year quarter by 71% to $1.83 million. Volume of 2.27 million square feet was a record quarter. The new production line while not yet at maximum efficiency provided 19% of product shipped in June quarter. Sales for the fiscal year were $6.61 million or 51% above fiscal 2005 while surface volume increased by 53% to 7.89 million square feet. There has been no indication that Barrier's markets are slowing down. Florida, the Company's largest market was up 62% for the year. Sales to the commercial modular market through Mule-Hide Products was higher by 66%.

We are estimating a sales increase to $17.8 million in fiscal 2007 up 170% from the $6.6 million just reported for fiscal 2006. The Company is expected to be profitable in each of the fiscal 2007 quarters. The stock is under valued at 7 times earnings. We continue to rate IBTGF as a Speculative Buy. Our reasons are documented in a forthcoming Up Date Report.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093

Periodic Research Reports and Research Notes on this Company are available at our web site: **www.jmdutton.com.**

Exhibit 99.8



DUTTON ASSOCIATES
INDEPENDENT RESEARCH

RESEARCH REPORT

Gerald F. LaKarnafeaux, CFA
Glakarnafeaux@jmdutton.com

International Barrier Technology Inc.

July 14, 2006

Symbol (OTCBB)	IBTGF		Fiscal Year Ending: June				
Industry:	Industrial & Manufacturing	Year	EPS	P/E		REVS	PSR
Recent Price:	$0.74	2004 A	($0.02)	- - - x		$3.1	7.0 x
52-Week Price Range:	$0.57 - $0.95	2005 A	($0.04)	- - - x		$4.4	5.0 x
Target Price (12 Months)	$1.34	2006 E	$0.00	- - - x		$6.6	3.3 x
Avg. Daily Vol. (3 mo.):	72,882	2007 E	$0.10	7.4 x		$17.8	1.2 x
		2008 N/A	- - -	- - - x		- - -	- - - x

Balance Sheet Data (mil)	03/31/06	Ownership and Valuation (mil)		Current Rating History	
Cash Equivalent:	$1.2	Shares Outstanding:	29.34	Date Assigned:	9/6/05
Working Capital:	$1.4	Inside Ownership:	32%	Price at Rating:	$0.70
Long-Term Liabilities:	$0.5	Institutional Ownership:	15%	Original Price Target:	$1.44
Shareholders' Equity:	$5.1	Equity Market Value:	$21.7	Time Frame:	12 Months

Update Report

Rating: Speculative Buy

Basis for Rating

- International Barrier Technology Inc. (Barrier), produces and markets Pyrotite®, a proprietary chemical formulation that has superior fire-retardant properties. Pyrotite is applied as a coating to plywood or other substrate panels that are sold to builders of new multi-family housing units and the commercial modular market. The finished product is branded as Blazeguard®.

- Barrier has added significantly to its production capacity in recent months. A new line has been installed at the Company's facility in Watkins, Minnesota that will increase the Company's rated capacity from 8 million square feet to 50 million square feet. The new line began production on March 31, 2006. Steady increases in capacity utilization are expected over the foreseeable future.

- The Company is positioned to license Pyrotite and its manufacturing technology to domestic and international participants in the residential construction markets.

- Demand for the Company's products is expected to increase in spite of what may be a softening in residential construction. Such a counter cyclical performance potential is explained by the low base of Barrier's surface capacity of 50 million square feet relative to the estimated 550 million square feet size of the multi-family construction panel and commercial modular building market. (In the fiscal year ending June 30, 2006, the Company sold 7.8 million square feet, or 16% of rated capacity.)

- The Company has prepared the market for the increase in Pyrotite panel capacity by establishing a network of major builders, distributors and internal sales representatives. The Company has focused on relationships in the growth markets of the West, Southwest and Florida.

- U.S. stockholders now own the major share of the Company's outstanding stock. Consequently, the Company is no longer deemed to be a foreign private issuer for U.S. reporting purposes. Accordingly, the Company must file 10QSB, 10KSB and all other disclosure documents with the SEC. We believe this new filing requirement is good news for investors who in the past have had to rely mainly on less familiar Canadian* jurisdiction filings, which required financial reports to be in Canadian funds. All financial data in this report are in US dollars.

- The Company reported record sales for the fourth fiscal quarter ending June 30, 2006. Sales increased by 71% to reach $1.83 million. Sales for the year were $6.61 million compared to $4.38 million in fiscal 2005.

  * International Barrier is a Canadian Company. However, its Canadian presence is nominal. All operations are based in Watkins, Minnesota and its sales are primarily to U.S. customers.

Pyrotite

Barrier produces and markets Pyrotite, a proprietary chemical formulation that has fire-retardant properties. When applied to plywood or other building material substrates, such as Oriented Strand Board (OSB) or particleboard, the end product, branded as Blazeguard, prevents ignition and the spread of flames and smoke. The end product is stronger than competing material. Importantly, it does not mold or mildew. It is a nontoxic, noncombustible, inorganic chemical formulation. The base component is a powder, which is mixed with a liquid and chopped fiberglass. The mixture is cured and applied or bound to a plywood panel or other substrates to form a solid coating. Notably, the substance contains molecularly bound water. The water molecules are released and vaporize when exposed to the high temperatures of a fire but below the kindling temperature of the plywood substrate. It exceeds building code fire-retardant standards by a wide margin.

Recent Operating Results

For the three month period ending March 31, 2006, the Company reported an increase in sales of 53% to $1.83 million, up from $1.20 million in the comparable prior year's quarter. Surface volume sales of 2.16 million square feet were up by 58% from the 1.36 million square feet of the 2005 third quarter. Sales to the commercial modular market through the Company's partner Mule-Hide Products, Inc. were 801,000 square feet, or 37% of product sales.

Florida is the Company's principle market for multi-family roof deck panels. Sales to this market year over year more than doubled in the quarter to an estimated $400,000. The mid-Atlantic market has experienced a decline in shipments in recent quarters – volume declined by 69% over the last nine months. An improvement is anticipated in the June quarter due to the hiring of an additional representative in the region.

Gross profit increased by 64% to $443,700 compared to the $270,000 reported in the March 31 quarter of last year. Gross margins are expected to expand in future quarters as a result of the efficiencies of the new line, which among other benefits has half the rate of spoilage of raw materials compared to the older production line.

Operating expenses in the March quarter were $442,000, or 24% of sales, compared to $290,849, or 23% of sales, in the same quarter of the prior year. The higher operating costs reflected an increase of $100,000 in wages due to the hiring of two key staff people. Also, stock based compensation added an incremental non-cash charge of $22,000. Operating profit was $1,662 compared to a prior year quarterly operating loss of $21,087. There was a non-operating foreign exchange adjustment of $59,225. As a U.S. reporting and operating company, future currency adjustments will be nominal. Table 1 (page 3) displays a summary of operating results for the three month and nine month periods ending March 31, 2006 and March 31, 2005.

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

Table 1. Summary of Operating Results – Three and Nine Months ending 3/31/06 -05 (in U.S. dollars)

	3 mos 3/31/06	3 mos 3/31/05	9 mos 3/31/06	9 mos 3/31/05
Sales	1,825,087	1,196,546	4,777,667	3,307,453
Cost of Goods Sold	1,381,408	926,784	3,659,551	2,557,538
Gross Profit	443,679	269,762	1,118,116	749,915
Operating Expenses	442,017	290,849	1,267,851	1,542,459
Operating Profit/Loss	1,662	-21,087	-139,733	-792,544
Other Income*	59,225	9,814	72,508	23,652
Net Income	60,887	-11,273	-67,225	-768,892
* Royalties				

*In Table 1, above, stock based compensation for 9 months ending 3/31/06 and 3/31/05 was $198,508 and $684,171, respectively.
Source: Dutton Associates; and Company SEC filings

On July 7, 2006 the Company released its fourth quarter (ending June 30, 2006) sales results. Sales were up over the prior year's quarter by 71% to reach $1.83 million. Volume of 2.27 million square feet was a record quarter. The new production line, while not yet at maximum efficiency, provided 19% of product shipped in June quarter. Sales for the fiscal year were $6.61 million, or 51% above fiscal 2005, while surface volume was increased by 53% to 7.89 million square feet.

Liquidity

The Company closed the March 31, 2006 period in a strong financial position, particularly with the expectation of positive cash flow in the near term future. In the first nine months of fiscal 2006, cash of $1.06 million was raised from the sale of common stock. The Company had cash and equivalents of $1.16 million on March 31, 2006. Current assets of $1.91 million were 3.6 times current liabilities. Working capital was $1.38 million. The Company has no long term debt.

Projected Operating Performance

The new line officially entered production on March 31, 2006, fully 12 months behind the planned completion date. There are still start-up problems with the line that are causing interruptions in continuous flow production. Consequently, our earlier estimates of sales of $3.8 million in the fourth fiscal quarter ending June 30, 2006 were not achieved. Prior to the launch of the new facility, the Company's representatives were pre-selling the advantages of Blazeguard to the market. However, purchase orders for future delivery were prudently not sought until the completion date of the new line had visibility. Generally, it is the industry practice not to place purchase orders until shortly before a desired shipment date. This is due to the short-term volatility of pricing of the commodity substrates, such as plywood. Effectively, the suppliers, such as Barrier, have no meaningful backlog although there are non-binding expressions of interest. However, a number of distributor, knowing of Barrier's relatively limited capacity have been placing orders to the extent that the Company's backlog at 1.2 million square feet, is at a record level.

While the production line was partially operational early in the fourth fiscal quarter, orders and shipments did not exceed the third quarter level. Sales in the fourth fiscal quarter did continue the trend of wide percentage gains over the prior year's comparable quarter but they were flat compared to the preceding third quarter ending March 31, 2006 due to full capacity utilization. Assuming the new line operates at its expected efficiency, beginning in the first quarter ending September 30, 2006 and in subsequent quarters thereafter, the percentage increases in sales over prior year periods should be very impressive as seen in Table 2 (page 4).

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

Table 2. Quarterly Sales Growth — 2006 vs. 2007 (U.S. dollars in millions)

Quarter Ending	Fiscal 2006 A	Fiscal 2007 E	% Change
September	1.34	2.76	106
December	1.61	3.78	135
March	1.83	11.30	517
June	1.83	11.30	517
Year	6.61	17.82	170

Source: Dutton Associates; Company guidance

The percentage increases in operating profit will greatly exceed those of sales due to the relatively fixed level of operating costs. Operating costs are estimated to increase by 21% compared to a 170% increase in sales. This operating leverage is evident in Table 3 (below), which, offers an estimate of operating results in fiscal 2007.

Table 3. Estimated Operating Results — 2006 vs. 2007 ($mil)

	Q1 2006 A	Q2 2006 A	Q3 2006 A	Q4 2006 E*	Year 2006 E*	Q1 2007 E	Q2 2007 E	Q3 2007 E	Q4 2007 E	Year 2007 E
Sales	1.345	1.610	1.825	1.830	6.610	2.759	3.775	5079	6208	17.821
Cost of Goods Sold	0.991	1.287	1.381	1.495	5.154	2.201	2.929	3507	4287	12.924
Gross Profit	0.354	0.323	0.444	0.335	1.456	0.558	0.846	1.572	1.921	4.897
Operating Costs										
SG&A	0.247	0.448	0.350	0.275	1.320	0.399	0.282	0.442	0.540	1.663
Other Operating Costs	0.058	0.063	0.092	0.092	0.305	0.064	0.092	0.149	0.149	0.305
Total Operating Costs	0.305	0.511	0.442	0.367	1.625	0.463	0.374	0.591	0.689	1.968
Operating Income	0.049	-0.188	0.002	-0.032	-0.169	0.095	0.472	1.063	1.299	2.929
Other Income	0.010	0.004	0.059	0.004	0.077	0.000	0.000	0.000	0.000	0.000
Pre Tax Income	0.059	-0.184	0.061	-0.028	-0.092	0.095	0.472	1.063	1.299	2.929
Income Tax	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.016	0.044	0.096
Net Income	0.059	-0.184	0.061	-0.028	-0.092	0.095	0.456	1.027	1.255	2.833
EPS	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.04	0.04	0.10

Shares Outstanding 3/31/06 - 29,339,925
*Sales for the fourth quarter and year ending June 30, 2006 are actual. Operating results are estimates.

Source: Dutton Associates; Company guidance

License Opportunities

Since the Company acquired the world technology rights to Pyrotite in May 2004, there have been expressions of interest from potential licensees in Australia, China, Saudi Arabia, Mexico, Ireland, Great Britain and New Zealand. The Company's strategy has been to delay entering into agreements until the new production line is operational and all patents involving the production process of Pyrotite have been applied for. On March 6, 2006 the Company announced the filing of a patent application covering the new line production technology. The patent pending status provides the Company with protection from infringement. With the filing of the patent application, it is anticipated that the Company will be more aggressive in seeking license agreements or joint ventures. The goal of any agreement will be to protect the technology, prohibit competition, and receive front end fees and ongoing royalties. We have not included royalty payments in our revenue projections. However, the long-term potential for global royalty income can be significant. The Company believes that a single licensee could provide $750,000 in pretax income although it may not be realized for two to three years.

Valuation Issues

After strong market performance in recent years during a robust housing market, the residential construction and related stocks have undergone a contraction in price earnings ratios over the past six months. On average, the PERs of the selected stocks are down by 22%. The declines in prices reflect the recent trend of declining housing starts over the past four months (notwithstanding the increase in the month of May). Clearly, the market is skeptical that the housing boom will be sustained.

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

Table 4. PER Performance of Selected Residential Housing Stocks

Company	Symbol	12/28/05	3/16/06	7/8/06
Avatar	AVTR	16.17	16.45	7.86
ComstockHomebuilding	CHCI	7.53	4.29	3.44
Continental Materials	CUO	16.21	15.62	15.95
Drew Industries	DW	22.18	22.63	18.49
Elk Corp	ELK	13.48	15.67	13.57
Imperial Industries	IPII	10.41	12.67	11.68
International Aluminum	IAL	12.74	11.82	10.85
M/I Homes	MHO	7.04	5.81	5.06
Orleans Homebuilders	OHB	6.50	5.59	4.74
Tarragon Corp	TARR	5.98	5.22	3.01
Average		12.19	11.85	9.47
Priced on 7/08/06				

Source: Dutton Associates, Reuters

Barrier's stock has been unchanged at approximately $0.70 per share since our update report of December 28, 2005. While this is good relative performance, it does not reflect the strong fundamentals reported over the past three quarters (see Table 1, page 3). We believe that a continuation of the strong fundamental performance in fiscal 2007 will result in a higher stock price in spite of a possible softening in housing industry demand.

Our premise in rating Barrier's stock as a **Speculative Buy** is uncomplicated. We are assuming that a cyclical contraction in the residential housing construction industry, and therefore in the valuation of housing related stocks, will be trumped by the significant growth expected in Barrier's sales and profitability. This counter cyclical performance is possible, in fact probable, for three reasons. (Reference to Table 5, page 6, may be useful.)

Table 5. Potential Sales by Product Category vs. Market Size (Million Square Feet)

	A	B	C	D
		Current	85% of Current	2007 mkt
Product Category	2007 E	Market Size	Market	Share of C
Core Markets				
Mult-Family Roof Decks	8.0	250.0	213.0	3.75%
Fire-Rated Wall Assemblies	2.0	200.0	<u>170.0</u>	0.12%
Total Core Markets	10.0	450.0	383.0	0.26%
New Products				
Interior Wall Panels	2.0	20.0	17.0	10.00%
Structural Insulated Panels (SIPS)	2.0	50.0	42.5	0.04%
Total New Products	4.0	70.0	59.5	5.71%
Commercial Roof Decks	9.0	35.0	35.0	25.70%
Total Sales	23.0	555.0	477.5	4.80%

Source: Dutton Associates; Company guidance

First, Barrier's core products have a relatively small market share when compared to the total market that Barrier participates in. Based on estimated core product sales in fiscal 2007 of 10 million square feet, Barrier's market share is approximately 2.2% of a market estimated to be approximately 450 million square feet. Assuming a housing industry contraction in market demand of 15% (effectively an industry collapse), Barrier's core products share after stellar performance of growth in fiscal 2007 would still be only 2.6% (or 10 million square feet as a percent of a depressed market of 383 million square feet).

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

The second reason that supports a counter cyclical performance relates to new product introductions that are now possible with the new production capacity on line. The introduction of interior wall panels and structural insulated panels should offset any softness in demand that might develop in Barrier's core products.

Finally, the commercial modular market is only minimally influenced by demand in the conventional residential housing market. Sales to this market represent approximately 40% of Barrier's business.

Barrier has the capacity, the core and new products and a business plan to increase sales by a factor of three times to 23 million square feet in fiscal 2007 from a 2006 base of 7.8 million square feet. Further, at the end of fiscal 2007 the Company would still have an additional 20 million square feet of available capacity to accommodate profitable growth in fiscal 2008. We continue to rate International Barrier Technology stock as a **Speculative Buy** with a 12 month target price of $1.34 per share.

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119



Dutton Associates ratings for IBTGF (Intl Barrier)
Closing Price Jul 13, 2006: $0.74

09/06/05	01/13/06	03/09/06	03/16/06	05/11/06	07/08/06
SPB:$0.73	SPB:$0.79	SPB:$0.71	SPB:$0.72	SPB:$0.75	SPB:$0.72
T: $1.44	T: $1.34	T: $1.44	T: $1.44	T: $1.34	T: $1.34

Legend:
SPB=Speculative Buy, T=Price Target
▣ Initiated/Resumed Positive   ◆ Reiterated Positive

© Investars.com

Dutton Associates Current Ratings Distribution	
Rating	% Total
Sell	0.85
Strong Buy	16.1
Buy	14.41
Strong Speculative Buy	23.73
Speculative Buy	26.27
Neutral	15.25
Avoid	3.39

Analyst: Gerald F. LaKarnafeaux, CFA

During the past 40 years, Mr. LaKarnafeaux has held senior positions in international and regional investment banking firms as a securities analyst, portfolio manager and director of corporate finance. Mr. LaKarnafeaux is currently providing consulting services to early stage private and public companies in the areas of corporate valuation and capital formation. He has been an active member and officer of regional chapters of The Financial Analyst Society, The Corporate Finance Council and The American Society of Appraisers.

Analyst Certification:

I, Gerald F. LaKarnafeaux, CFA hereby certify that the view expressed in this research report accurately reflects my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

International Barrier Technology Inc., 750 West Pender Street, Suite 604, Vancouver, V6C 2T7, Canada, 604-317-6984.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093.